Exhibit 99.3

ALIBABA GROUP HOLDING LIMITED

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

ALIBABA GROUP HOLDING LIMITED
UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENTS

		Six months ended September 30,
		2013	2014
		RMB	RMB	US$
				(Note 2(g))
		(in millions, except per share data)
	Notes
Revenue	5	21,728	32,600	5,311
Cost of revenue		(5,728)	(10,181)	(1,658)
Product development expenses		(2,186)	(4,533)	(739)
Sales and marketing expenses		(1,370)	(2,961)	(482)
General and administrative expenses		(1,658)	(2,904)	(473)
Amortization of intangible assets	13	(74)	(832)	(136)
Impairment of goodwill and intangible assets		(44)	—	—

Income from operations		10,668	11,189	1,823
Interest and investment income, net		784	7,296	1,189
Interest expense		(1,455)	(931)	(152)
Other income, net	6	630	1,089	177

Income before income tax and share of results of equity investees		10,627	18,643	3,037
Income tax expenses	7	(1,228)	(2,784)	(453)
Share of results of equity investees	12	(14)	(391)	(64)

Net income		9,385	15,468	2,520
Net loss (income) attributable to noncontrolling interests		2	(36)	(6)

Net income attributable to Alibaba Group Holding Limited		9,387	15,432	2,514
Accretion of Convertible Preference Shares		(16)	(15)	(2)
Dividends accrued on Convertible Preference Shares		(104)	(97)	(16)

Net income attributable to ordinary shareholders		9,267	15,320	2,496

Earnings per share attributable to ordinary shareholders	9
Basic		4.28	6.91	1.13
Diluted		4.06	6.40	1.04

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six months ended September 30,
	2013	2014
	RMB	RMB	US$
			(Note 2(g))
	(in millions)
Net income	9,385	15,468	2,520

Other comprehensive income:
- Foreign currency translation:
Change in unrealized gains	602	12	2
- Available-for-sale investment securities:
Change in unrealized gains	72	198	32
- Interest rate swaps under hedge accounting:
Change in unrealized gains	25	60	10

Other comprehensive income	699	270	44

Total comprehensive income	10,084	15,738	2,564
Less: total comprehensive income attributable to noncontrolling interests	1	(36)	(6)

Total comprehensive income attributable to Alibaba Group Holding Limited	10,085	15,702	2,558

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

		As of March 31,	As of September 30,
		2014	2014
		RMB	RMB	US$
				(Note 2(g))
		(in millions)
	Notes
Assets
Current assets:
Cash and cash equivalents		33,045	88,089	14,351
Short-term investments		10,587	21,822	3,555
Restricted cash and escrow receivables		4,921	2,477	404
Loan receivables, net of allowance for doubtful accounts relating to micro loans of RMB622 million and RMB918 million as of March 31, 2014 and September 30, 2014, respectively		13,159	19,186	3,126
Investment securities	10	1,442	1,896	309
Prepayments, receivables and other assets	11	4,679	7,944	1,294

Total current assets		67,833	141,414	23,039
Investment in equity investees	12	17,666	26,076	4,248
Investment securities	10	3,023	9,241	1,506
Prepayments, receivables and other assets	11	2,087	4,535	739
Property and equipment, net		5,581	8,561	1,395
Land use rights		1,660	1,593	259
Intangible assets	13	1,906	7,261	1,183
Goodwill	14	11,793	33,661	5,484

Total assets		111,549	232,342	37,853

Liabilities, Mezzanine Equity and Shareholders' Equity
Current liabilities:
Current bank borrowings	17	1,100	3,767	614
Secured borrowings		9,264	10,584	1,724
Income tax payable		1,267	1,441	235
Escrow money payable		2,659	—	—
Accrued expenses, accounts payable and other liabilities	16	11,887	17,398	2,834
Merchant deposits		4,711	6,738	1,098
Deferred revenue and customer advances	15	6,496	7,103	1,157

Total current liabilities		37,384	47,031	7,662
Deferred revenue	15	428	443	72
Deferred tax liabilities		2,136	3,594	586
Non-current bank borrowings	17	30,711	49,542	8,071
Other liabilities	16	72	1,948	317

Total liabilities		70,731	102,558	16,708

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS (CONTINUED)

		As of March 31,	As of September 30,
		2014	2014
		RMB	RMB	US$
				(Note 2(g))
		(in millions)
	Notes
Commitments and contingencies		—	—	—
Mezzanine equity:
Convertible Preference Shares, US$0.000025 par value; 2,600,000 shares authorized; 1,688,000 and nil shares issued and outstanding as of March 31, 2014 and September 30, 2014, respectively; liquidation value of RMB10,284 million and nil as of March 31, 2014 and September 30, 2014, respectively		10,284	—	—
Others		117	336	55

Total mezzanine equity		10,401	336	55

Alibaba Group Holding Limited shareholders' equity:
Ordinary shares, US$0.000025 par value; 2,797,400,000 and 4,000,000,000 shares authorized; 2,226,810,660 and 2,485,687,304 shares issued and outstanding as of March 31, 2014 and September 30, 2014, respectively		1	1	—
Additional paid-in capital		27,043	108,132	17,617
Treasury shares at cost		—	—	—
Restructuring reserve	4(b)	—	(1,284)	(209)
Subscription receivables		(540)	(367)	(60)
Statutory reserves		2,474	2,521	411
Accumulated other comprehensive income
Cumulative translation adjustments		(1,144)	(1,135)	(185)
Unrealized gain on available-for-sale investment securities, interest rate swaps and others		321	582	95
Retained earnings		1,183	16,206	2,640

Total Alibaba Group Holding Limited shareholders' equity		29,338	124,656	20,309
Noncontrolling interests		1,079	4,792	781

Total equity		30,417	129,448	21,090

Total liabilities, mezzanine equity and equity		111,549	232,342	37,853

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

								Accumulated other comprehensive income (loss)
									Unrealized gain on available-for- sale investment securities, interest rate swaps and others
											Total Alibaba Group Holding Limited shareholders' equity
	Ordinary shares
			Additional paid-in capital	Treasury shares	Restructuring reserve	Subscription receivables	Statutory reserves	Cumulative translation adjustments		Retained earnings		Noncontrolling interests	Total equity
	Share	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of April 1, 2014	2,226,810,660	1	27,043	—	—	(540)	2,474	(1,144)	321	1,183	29,338	1,079	30,417
Foreign currency translation adjustment	—	—	—	—	—	—	—	9	3	—	12	—	12
Net change in unrealized gains on available-for-sale investment securities	—	—	—	—	—	—	—	—	198	—	198	—	198
Change in fair value of interest rate swaps under hedge accounting	—	—	—	—	—	—	—	—	60	—	60	—	60
Net income for the period	—	—	—	—	—	—	—	—	—	15,432	15,432	36	15,468
Deconsolidation of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	(16)	(16)
Capital injection from noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	174	174
Acquisition of subsidiaries	8,876,755	—	3,782	—	—	—	—	—	—	—	3,782	3,358	7,140
Deemed disposals of partial interest in a subsidiary	—	—	(44)	—	—	—	—	—	—	—	(44)	48	4
Excess value receivable arising from the restructuring of the commercial arrangements with Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. ("Ant Financial Services") and related amortization (Note 4(b))	—	—	1,319	—	(1,284)	—	—	—	—	—	35	—	35
Repurchase from, net of subscription, by noncontrolling interest for Partner Capital Investment Plan (Note 8(d))	—	—	—	—	—	(37)	—	—	—	—	(37)	(86)	(123)
Issuance of shares in initial public offering	149,220,834	—	61,559	—	—	—	—	—	—	—	61,559	—	61,559
Exercise of share options and vesting of early exercised options and RSUs, including repayment of related employee loans	10,425,275	—	386	—	—	204	—	—	—	—	590	—	590
Repurchase and retirement of ordinary shares	(889,532)	—	(13)	—	—	6	—	—	—	(250)	(257)	—	(257)
Conversion of convertible preference shares	91,243,312	—	10,293	—	—	—	—	—	—	—	10,293	—	10,293
Amortization of compensation cost	—	—	3,807	—	—	—	—	—	—	—	3,807	220	4,027
Accretion to convertible preferred shareholders	—	—	—	—	—	—	—	—	—	(15)	(15)	—	(15)
Dividend to convertible preferred shareholders	—	—	—	—	—	—	—	—	—	(97)	(97)	—	(97)
Dividend declared by a consolidated subsidiary to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(21)	(21)
Appropriation to statutory reserves	—	—	—	—	—	—	47	—	—	(47)	—	—	—

Balance as of September 30, 2014	2,485,687,304	1	108,132	—	(1,284)	(367)	2,521	(1,135)	582	16,206	124,656	4,792	129,448

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended September 30,
	2013	2014
	RMB	RMB	US$
			(Note 2(g))
	(in millions)
Cash flows from operating activities:
Net income	9,385	15,468	2,520
Adjustments to reconcile net income to net cash provided by operating activities:
Revaluation of previously held equity interest related to step acquisitions	—	(6,535)	(1,065)
Loss (Gain) on disposals of equity investees	4	(103)	(17)
Realized and unrealized (gain) loss related to investment securities	(40)	18	3
Change in fair value of other assets and liabilities	(154)	43	7
(Gain) Loss on disposals of subsidiaries	(316)	1	—
Depreciation and amortization of property and equipment and land use rights	553	963	157
Amortization of intangible assets	74	832	136
Share-based compensation expense	1,260	4,083	665
Impairment of goodwill and intangible assets	44	—	—
Gain on disposals of property and equipment	(3)	(5)	(1)
Amortization of restructuring reserve	—	35	6
Share of results of equity investees	14	391	64
Deferred income taxes	548	749	122
Allowance for doubtful accounts relating to micro loans	197	312	51
Changes in assets and liabilities, net of effects of acquisitions and disposals:
Restricted cash and escrow receivables	(658)	(851)	(139)
Loan receivables	(4,939)	(6,338)	(1,033)
Prepayments, receivables and other assets	(905)	(223)	(36)
Income tax payable	126	173	28
Escrow money payable	638	836	136
Accrued expenses, accounts payable and other liabilities	1,714	3,631	592
Merchant deposits	1,378	2,027	330
Deferred revenue and customer advances	737	535	87

Net cash provided by operating activities	9,657	16,042	2,613

Cash flows from investing activities:
Increase in short-term investments, net	(1,420)	(8,774)	(1,430)
Decrease in restricted cash	292	592	97
(Increase) Decrease in trading investment securities, net	(64)	53	9
Acquisitions of available-for-sale and held-to-maturity investment securities	(1,051)	(6,045)	(985)
Disposal of available-for-sale and held-to-maturity investment securities	56	8	1
Acquisitions of:
Land use rights and construction in progress	(912)	(1,855)	(302)
Other property, equipment and intangible assets	(1,823)	(2,848)	(464)
Cash paid for business combinations, net of cash acquired	(417)	(8,745)	(1,425)
Deconsolidation and disposal of subsidiaries, net of cash proceeds	134	(299)	(49)
Loans to employees, net of repayments	(164)	(11)	(2)
Acquisitions of equity investees	(11,372)	(15,090)	(2,458)
Disposals of equity investees	89	49	8

Net cash used in investing activities	(16,652)	(42,965)	(7,000)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Six months ended September 30,
	2013	2014
	RMB	RMB	US$
			(Note 2(g))
	(in millions)
Cash flows from financing activities:
Issuance of ordinary shares, including repayment of loan and interest receivable on employee loans for the exercise of ordinary shares	1,597	61,871	10,081
Repurchase of ordinary shares	(67)	(270)	(44)
Issuance of (Repurchase from) ordinary shares to non-controlling interest for Partner Capital Investment Plan	25	(123)	(20)
Redemption of Redeemable Preference Shares	(5,131)	—	—
Payment of dividend on Convertible Preference Shares	(104)	(104)	(17)
Acquisition of the remaining noncontrolling interest in a subsidiary	(9)	—	—
Dividend paid by a consolidated subsidiary to non-controlling interests	—	(21)	(3)
Capital injection from non-controlling interests	—	174	28
Deemed disposals of partial interest in a subsidiary arising from exercise or vesting of share-based awards	—	4	1
Proceeds from secured borrowings relating to micro loans	16,299	53,080	8,648
Repayment of secured borrowings relating to micro loans	(13,241)	(51,760)	(8,433)
Proceeds from current bank borrowings	522	17,957	2,925
Repayment of current bank borrowings	(270)	(17,506)	(2,852)
Proceeds from non-current bank borrowings	29,986	18,652	3,038
Repayment of non-current bank borrowings	(24,788)	—	—

Net cash provided by financing activities	4,819	81,954	13,352

Effect of exchange rate changes on cash and cash equivalents	(101)	13	2

(Decrease) Increase in cash and cash equivalents	(2,277)	55,044	8,967
Cash and cash equivalents at beginning of period	30,396	33,045	5,384

Cash and cash equivalents at end of period	28,119	88,089	14,351

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

1.     Organization and principal activities

  Alibaba Group Holding Limited (the "Company", and where appropriate, the term "Company" also refers to its subsidiaries and variable interest entities as a whole), was incorporated in the Cayman Islands on June 28, 1999. The Company is a holding company and conducts its businesses primarily through its subsidiaries and variable interest entities ("VIEs"). The Company is principally engaged in online and mobile commerce through products, services and technology that enable businesses to operate efficiently and extend their reach to sell to consumers and businesses in the People's Republic of China (the "PRC" or "China") and internationally. Major shareholders of the Company include SoftBank Corp. ("SoftBank") and Yahoo! Inc. ("Yahoo").

  The Company provides retail and wholesale marketplaces available through both personal computer and mobile interfaces in the PRC and internationally. Retail marketplaces and services operated by the Company include (i) the China online shopping destination ("Taobao Marketplace"); (ii) the China brands and retail platform ("Tmall"); (iii) the China group buying site that offers quality products by aggregating demand from consumers mainly through limited time discounted sales ("Juhuasuan"); and (iv) the global consumer marketplace targeting consumers around the world ("AliExpress"). Wholesale marketplaces operated by the Company include the online China wholesale marketplace ("1688.com") and the online business-to-business marketplace that focuses on global trade among businesses from around the world ("Alibaba.com"). In addition, the Company offers cloud computing services, including elastic computing, database services and storage and large scale computing services, for the Company's own platforms and the platforms of the Company's related companies and for use by sellers on the marketplaces and other third-party customers ("Alibaba Cloud Computing"). In addition, the Company makes available online payment processing services ("Payment Services") on its marketplaces through an arrangement with Alipay.com Co., Ltd. ("Alipay"), the entity operating the Payment Services. The Company derives substantially all of its revenue from the PRC.

2.     Summary of significant accounting policies

(a)   Basis of presentation

  The accompanying unaudited interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information and with the instructions to Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Company's financial position, results of operations and cash flows as of September 30, 2014 and for the six months ended September 30, 2013 and 2014.

  The unaudited interim condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited interim condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal year. The consolidated balance sheet at March 31, 2014 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. Accordingly, these unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended March 31, 2014.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

2.     Summary of significant accounting policies (Continued)

(b)   Use of estimates

  The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

(c)   Consolidation

  The consolidated financial statements include the financial statements of the Company, its subsidiaries, including the wholly-foreign owned enterprises ("WFOEs"), and VIEs for which the Company is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation. The results of subsidiaries and VIEs acquired or disposed of during the period are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

  A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders. A VIE entity is required to be consolidated by the primary beneficiary of the entity if the nominee equity holders in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

  To comply with the PRC laws, rules and regulations that restrict foreign ownership of companies that operate Internet content and other restricted businesses, the Company operates its websites and engages in such restricted services in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members of the Company. The registered capital of these PRC domestic companies was funded by the Company through loans extended to management members. The Company has entered into certain exclusive technical services agreements with these PRC domestic companies, which entitle it to receive a majority of their residual returns and make it obligatory for the Company to absorb a majority of the risk of losses from their activities. In addition, the Company has entered into certain agreements with those management members, including loan agreements that require them to contribute registered capital to those PRC domestic companies, exclusive call option agreements to acquire the equity interests in these companies when permitted by the PRC laws, rules and regulations, equity pledge agreements of the equity interests held by those management members, and proxy agreements that irrevocably authorize individuals designated by the Company to exercise the equity owner's rights over these PRC domestic companies.

  Details of the typical VIE structure of the Company's significant VIEs, primarily domestic companies associated with the operations of Taobao Marketplace, Tmall, Juhuasuan, 1688.com, Alibaba.com, AliExpress and Alibaba Cloud Computing, are set forth below:

  (i)
  Contracts that give the Company power to direct the activities of VIEs that most significantly impact the entity's economic performance

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

2.     Summary of significant accounting policies (Continued)

    Loan agreements

    Pursuant to the relevant loan agreements, the respective WFOEs have granted interest-free loans to the relevant nominee equity holders of the VIEs, which may only be used for the purpose of capital contributions to the relevant VIEs or as may be otherwise agreed by the WFOEs. The WFOEs may require acceleration of repayment at their absolute discretion. When the nominee equity holders of the VIEs make early repayment of the outstanding amount, the WFOEs or a third party designated by the WFOEs may purchase the equity interests in the VIEs at a price equal to the outstanding amount of the loan, subject to any applicable PRC laws, rules and regulations. The nominee equity holders of VIEs undertake not to enter into any prohibited transactions in relation to the VIEs, including the transfer of any business, material assets, intellectual property rights or equity interests in the VIEs to any third party.

    Exclusive call option agreements

    The nominee equity holders of the VIEs have granted the WFOEs exclusive call options to purchase their equity interest in the VIEs at an exercise price equal to the higher of (i) the registered capital in the VIEs; and (ii) the minimum price as permitted by applicable PRC laws. Each relevant VIE has further granted the relevant WFOE an exclusive call option to purchase its assets at an exercise price equal to the book value of the assets or the minimum price as permitted by applicable PRC laws, whichever is higher. The WFOEs may nominate another entity or individual to purchase the equity interest or assets, if applicable, under the call options. Each call option is exercisable subject to the condition that applicable PRC laws, rules and regulations do not prohibit completion of the transfer of the equity interest or assets pursuant to the call option. Each WFOE is entitled to all dividends and other distributions declared by the VIE, and the nominee equity holders of VIE have agreed to give up their rights to receive any distributions or proceeds from the disposal of their equity interests in the VIE which are in excess of the original registered capital that they contributed to the VIE, and to pay any such distributions or premium to the WFOE. The exclusive call option agreements remain in effect until the equity interest or assets that are the subject of such agreements are transferred to the WFOEs.

    Proxy agreements

    Pursuant to the relevant proxy agreements, each of the nominee equity holders of the VIEs irrevocably authorizes any person designated by the WFOEs to exercise his rights as an equity holder of the VIEs, including the right to attend and vote at equity holder meetings and appoint directors.

    Equity pledge agreements

    Pursuant to the relevant equity pledge agreements, the relevant nominee equity holders of the VIEs have pledged all of their interests in the equity of the VIEs as a continuing first priority security interest in favor of the WFOEs to secure the outstanding amounts advanced under the relevant loan agreements described above and to secure the performance of obligations by the VIEs and/or the nominee equity holders of the VIEs under the other structure contracts. Each WFOE is entitled to exercise its right to dispose of the pledged interests in the equity of the VIE and has priority in receiving payment by the application of proceeds from the auction or sale of such pledged interests, in the event of any breach or default under the loan agreement or other structure contracts, if applicable. These equity pledge

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

2.     Summary of significant accounting policies (Continued)

    agreements remain in force for the duration of the relevant loan agreement and other structure contracts. These equity pledges have been registered with the relevant office of the Administrations for Industry and Commerce in the PRC.

  (ii)
  Contracts that enable the Company to receive benefits from the VIEs that could potentially be significant to the VIEs or to absorb losses of the VIEs that could be significant to the VIEs

    Exclusive technical services agreements

    Each relevant VIE has entered into an exclusive technical services agreement with the respective WFOE, pursuant to which the relevant WFOE provides exclusive technical services to the VIE. In exchange, the VIE pays a service fee to the WFOE which typically constitutes substantially all of the VIE's pre-tax profit, resulting in a transfer of substantially all of the profits from the VIE to the WFOE.

    Other arrangements

    The exclusive call option agreements described above also enable the Company to receive substantially all of the economic benefits from the VIEs by typically entitling the WFOEs to all dividends and other distributions declared by the VIEs and to any distributions or proceeds from the disposal by the nominee equity holders of the VIEs of their equity interests in the VIEs that are in excess of the original registered capital that they contributed to the VIEs.

  Based on these contractual agreements, the Company believes that the PRC domestic companies as described above should be considered as VIEs because the nominee equity holders do not have significant equity at risk nor do they have the characteristics of a controlling financial interest and the Company is the primary beneficiary of these PRC domestic companies. Accordingly, the Company believes that these VIEs should be consolidated based on the structure as described above.

  Unrecognized revenue-producing assets held by the VIEs include certain Internet content provision and other licenses, domain names and trademarks. The Internet content provision and other licenses are required under relevant PRC laws, rules and regulations for the operation of Internet businesses in the PRC, and therefore are integral to the Company's operations. The Internet content provision licenses require that core PRC trademark registrations and domain names are held by the VIEs that provide the relevant services. The businesses and activities of the above VIEs have not changed materially from the prior fiscal year.

(d)  Business combinations and noncontrolling interests

  The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification ("ASC") 805 "Business Combinations" ("ASC 805"). The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

2.     Summary of significant accounting policies (Continued)

  than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statements.

  In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated income statements.

  For the Company's majority-owned subsidiaries and VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. Consolidated net income (loss) on the consolidated income statements includes the net income (loss) attributable to noncontrolling interests. The cumulative results of operations attributable to noncontrolling interests, along with adjustments for share-based compensation expense arising from outstanding share-based awards relating to subsidiaries' shares, are recorded as noncontrolling interests in the Company's consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows.

(e)   Segment reporting

  Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker, which is a strategic committee comprised of members of the Company's management team. In the respective periods presented, the Company had one single operating and reportable segment, namely the provision of online and mobile commerce and related services. Although the online and mobile commerce and related services consist of different business units of the Company, information provided to the chief operating decision-maker is at the revenue level and the Company does not allocate operating costs or assets across business units, as the chief operating decision-maker does not use such information to allocate resources or evaluate the performance of the business units. Details of the Company's revenue are set out in Note 5. As the Company's long-lived assets are substantially all located in the PRC and substantially all of the Company's revenue is derived from within the PRC, no geographical information is presented.

(f)   Foreign currency translation

  The functional currency of the Company is the United States Dollar ("US$") and reporting currency of the Company is Renminbi ("RMB"). The Company's subsidiaries and VIEs with operations in the PRC, Hong Kong, United States and other jurisdictions use their respective currencies as their functional currencies. The financial statements of the Company's subsidiaries and VIEs, other than the subsidiaries and VIEs with the functional currency of RMB, are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the period for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders' equity.

  In the financial statements of the Company's subsidiaries and VIEs, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

2.     Summary of significant accounting policies (Continued)

  rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the determination of net income or loss during the period in which they occur.

(g)   Convenience translation

  Translations of balances in the consolidated balance sheet, consolidated income statement, consolidated statement of comprehensive income and statement of cash flows from RMB into US$ as of and for the six months ended September 30, 2014 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.1380, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2014. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2014, or at any other rate.

3.     Recent accounting pronouncements

  In July 2013, the FASB issued ASU 2013-11, "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists," which provides that a liability related to an unrecognized tax benefit would be presented as a reduction of a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. The new guidance was adopted prospectively by the Company beginning in the year ending March 31, 2015. The new guidance does not have a material effect on the Company's financial position, results of operations or cash flows.

  In April 2014, the FASB issued ASU 2014-08, "Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity," which provides a narrower definition of discontinued operations than under existing U.S. GAAP. ASU 2014-08 requires that only a disposal of a component of an entity, or a group of components of an entity, that represents a strategic shift that has, or will have, a major effect on the reporting entity's operations and financial results should be reported in the financial statements as discontinued operations. ASU 2014-08 also provides guidance on the financial statement presentations and disclosures of discontinued operations. The new guidance is effective prospectively for the Company to all new disposals of components and new classification as held for sale beginning April 1, 2015. The Company is evaluating the effects, if any, of the adoption of this guidance will have on the Company's financial position, results of operations or cash flows.

  In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers," which supersedes the revenue recognition requirements in "Topic 605, Revenue Recognition" and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance is effective retrospectively for the Company for the interim reporting period ending June 30, 2017, with early application not permitted. The Company is evaluating the existing revenue recognition policies to determine whether any contracts in the scope of the guidance will be affected by the new requirements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

4.     Significant acquisition and equity transactions

(a)   Initial public offering

  On September 19, 2014, the Company completed its initial public offering on the New York Stock Exchange under the symbol of "BABA." The Company offered 123,076,931 American Depositary Shares, or ADS, and other selling shareholders named in the prospectus, including Yahoo, one of our major shareholders, among others, offered, in the aggregate, 197,029,169 ADSs. Each ADS represents one ordinary share and was sold to the public at US$68.00 per ADS. On the same date of the initial public offering, the underwriters exercised in full the option to purchase an additional 26,143,903 ADSs and 21,871,997 ADSs at US$68.00 per ADS from the Company and certain other selling shareholders respectively. Net proceeds raised by the Company from the initial public offering amounted to US$10.0 billion after deducting underwriting discounts and commissions and other offering expenses.

(b)   Restructuring of the commercial arrangements with Payment Services

  In August 2014, the Company entered into a share and asset purchase agreement (the "SAPA") with Ant Financial Services, the other parties to a framework agreement entered into in 2011 in relation to the restructuring of Payment Services, Hangzhou Junhan Equity Investment Partnership ("Junhan") (Note 8(c)) and Hangzhou Junao Equity Investment Partnership, a PRC limited partnership the interests in which are held by certain members of the Alibaba Partnership. The framework agreement entered into in 2011 was also terminated.

  Pursuant to the SAPA, the Company agreed to sell, subject to receipt of regulatory approvals and other customary closing conditions, certain equity interests and assets primarily relating to the micro loan business and related services (the "Transferred Business") to Ant Financial Services for aggregate cash consideration of RMB3,219 million. In addition, the Company entered into software system use and service agreements with Ant Financial Services relating to the know-how and related intellectual property that the Company has agreed to sell together with the micro loan business and related services. In calendar years 2015 to 2017, the Company will receive an annual fee equal to 2.5% of the average daily book balance of the micro loans made by Ant Financial Services. In calendar years 2018 to 2021, the Company will receive an annual fee equal to the amount paid for the calendar year 2017 (together with the fees received in calendar years 2015 to 2017, the "SME annual fee").

  In connection with the SAPA, the Company also entered into an amendment and restatement of the Intellectual Property License and Software Technology Services Agreement (the "Amended IPLA"), pursuant to which the Company licenses certain intellectual property and provides certain software technology services related to Alipay's current operations and the Transferred Business. Under the Amended IPLA, the Company will receive royalty streams and a service fee (collectively, the "IPLA payments") which will be paid at least annually, amounting to the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Ant Financial Services, subject to certain adjustments. In addition, if the Company acquires any equity interest in Ant Financial Services, the Company will transfer an agreed portion of the underlying intellectual property to Ant Financial Services at the time of such equity issuance. At the same time, the IPLA payments will also be reduced in proportion to such equity issuances made to the Company.

  Pursuant to the terms of the SAPA, in the event of an initial public offering of Ant Financial Services or Alipay at an implied equity value exceeding US$25 billion which results in gross proceeds of at least US$2 billion (a "Qualified IPO"), if the Company's total ownership of equity interests in Ant Financial Services has not reached 33%, the Company would be entitled at its election to receive a one-time payment

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

4.     Significant acquisition and equity transactions (Continued)

  equal to 37.5% of the equity value of Small and Micro Financial Services Company as determined immediately prior to such Qualified IPO. There is no cap on the maximum value of such liquidity event payment. If the Company acquires equity interests in Ant Financial Services in an aggregate amount less than 33%, the percentage of Ant Financial Services's equity value used to calculate such liquidity event payment will be reduced proportionately.

  In lieu of receiving such liquidity event payment, the Company may elect to continue to receive the IPLA payments in perpetuity, subject to the receipt of regulatory approvals. In connection with a Qualified IPO and if the Company so elects, Ant Financial Services must use its commercially reasonable efforts to obtain the required approvals for continued payments under the Amended IPLA. If such approvals are not obtained, Ant Financial Services will pay the liquidity event payment as described above to the Company.

  The SAPA provides for future potential equity issuances to the Company by Ant Financial Services. In the event that Ant Financial Services applies for and receives certain PRC regulatory approvals in the future, Ant Financial Services will issue and the Company will purchase newly issued equity interests in Ant Financial Services up to a 33% equity interest, or such lesser equity interest as may be permitted by the regulatory approvals. If the liquidity event payment described above has not become payable upon a Qualified IPO of Ant Financial Services, the Company's right to acquire equity interests up to the full 33% equity interest will continue after such Qualified IPO. However, the maximum equity interest that the Company is entitled to acquire will be reduced in proportion to any dilutive equity issuances by Ant Financial Services in and following such Qualified IPO. If the Company acquires an equity interest in Ant Financial Services pursuant to this arrangement which is below 33%, the liquidity event payment amount and the profit sharing arrangement under the Amended IPLA will be proportionately reduced based on the amount of equity interests acquired by the Company.

  Concurrently with the SAPA, the Company entered into other ancillary agreements, including a data sharing agreement, an SME loan cooperation agreement, a trademark agreement, and an amended and restated shared services agreement. The Company also entered into a binding term sheet in respect of a technology services agreement, pursuant to which the Company agreed to provide certain cloud computing, database service and storage, large-scale computing services and certain other services to Ant Financial Services on a cost-plus basis. In addition, the existing Alipay commercial agreement will continue as currently in effect.

  Except for the transfer of the Transferred Business, the terms of the SAPA, the Amended IPLA and other ancillary agreements took effect immediately upon their execution in August 2014.

  For accounting purposes, the expected fair value of the restructured arrangement exceeded the expected fair value of the pre-existing arrangement with Ant Financial Services by RMB1.3 billion. As Ant Financial Services is controlled by a director and major shareholder of the Company, the excess value provided to the Company in this related party transaction is accounted for as an equity contribution by the shareholder. Given the nature of this transaction, the corresponding asset representing the excess value receivable by the Company is accounted for as a deduction from equity and amortized as an expense in the consolidated income statements over the expected term of the restructured arrangement which is estimated to be 5 years. Furthermore, the Company accounts for the IPLA payments and the SME annual fee in the periods when the services are provided, where such payments are expected to approximate the estimated fair values of the services provided.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

4.     Significant acquisition and equity transactions (Continued)

(c)   Acquisition of Shenzhen OneTouch Business Services Ltd. ("OneTouch")

  In May 2014, the Company completed an acquisition of the remaining interests of OneTouch. The total purchase price consisted of cash consideration of RMB790 million and contingent consideration with a fair value of RMB1,094 million. Prior to this transaction, OneTouch was an equity investee which was accounted for under the equity method and was 65% owned by the Company with a carrying amount of RMB196 million. OneTouch is a provider of comprehensive export-related services tailored to the needs of small businesses in the PRC, including customs clearance, logistics, cargo insurance, currency exchange, tax refund, financing and certification.

  The allocation of the purchase price at the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired	105
Amortizable intangible assets (i)
User base and customer relationships	25
Trade names, trademarks and domain names	196
Developed technology and patents	4
Non-compete agreements	703
Goodwill	3,998
Deferred tax liabilities	(232)

Total	4,799

Total purchase price comprised of:
- cash consideration	790
- contingent cash consideration	1,094
- fair value of previously held equity interests	2,915

Total	4,799

  (i)
  Acquired amortizable intangible assets have estimated amortization periods not exceeding five years and a weighted-average amortization period of 4.5 years

  The amount of the contingent consideration will be determined based on a formula tied to certain future operating targets of OneTouch for the year ending March 31, 2017, which will not exceed RMB3,420 million. The fair value of the contingent consideration included in the total purchase price represents a probability-weighted outcome based on the Company's analysis of the likelihood of the various scenarios underlying this arrangement. A gain of RMB2,719 million was recognized in relation to the revaluation of previously held equity interest related to the step acquisition of OneTouch in interest and investment income, net in the interim consolidated income statements for the six months ended September 30, 2014.

  The fair value of the previously held equity interest was measured using an income approach determined by the Company. As OneTouch is a private company, the fair value of the previously held equity interest is estimated based on significant inputs that market participants would consider, which mainly include revenue growth rate, operating margin, discount rate and adjustments for lack of control.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

4.     Significant acquisition and equity transactions (Continued)

  The rationale for this transaction is to enable the Company to expand its products and services. The Company believes the acquisition will help to serve the sellers on the international wholesale marketplace by adding a wide range of export-related value-added services. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of OneTouch and the Company, the assembled workforce and their knowledge and experience surrounding export-related services to small businesses in the PRC.

  As of September 30, 2013 and 2014, the Company assessed the operating and financial targets in connection with the previous contingent consideration arrangements, and revised the fair value of the contingent consideration payable. As a result, the Company recognized a decrease in fair value of contingent consideration of nil and RMB60 million in the interim consolidated income statements for the six months ended September 30, 2013 and 2014, respectively.

(d)  Acquisition of UCWeb Inc. ("UCWeb")

  In June 2014, the Company exchanged all of the issued and outstanding shares in UCWeb held by the other shareholders that the Company did not previously own. Prior to this transaction, UCWeb was an equity investee which was accounted for under the cost method and was 66% owned by the Company with a carrying amount of RMB4,394 million. UCWeb is a developer of mobile web browsers in the PRC.

  The total exchange consideration consisted of 12.3 million restricted shares and restricted share units ("RSUs") of the Company and approximately US$458 million (RMB2,826 million) in cash. Out of the total exchange consideration, 3.4 million restricted shares and RSUs which is classified as equity, as well as approximately US$126 million (RMB777 million) cash consideration (Note 16) will be settled on a deferred basis. The fair value of restricted shares and RSUs approximate US$613 million (RMB3,782 million) as of the acquisition date.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

4.     Significant acquisition and equity transactions (Continued)

  The allocation of the purchase price at the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired	1,180
Amortizable intangible assets (i)
User base and customer relationships	106
Trade names, trademarks and domain names	591
Developed technology and patents	561
Non-compete agreements	1,823
Goodwill	10,522
Deferred tax liabilities	(188)

Total	14,595

Total purchase price comprised of:
- cash consideration	2,826
- share-based consideration	3,782
- fair value of previously held equity interests	7,987

Total	14,595

  (i)
  Acquired amortizable intangible assets have estimated amortization periods not exceeding four years and a weighted-average amortization period of 3.4 years

  A gain of RMB3,593 million was recognized in relation to the revaluation of previously held equity interest related to the step acquisition of UCWeb in interest and investment income, net in the interim consolidated income statements for the six months ended September 30, 2014. The fair value of the previously held equity interest was measured using an income approach determined by the Company. As UCWeb is a private company, the fair value of the previously held equity interest is estimated based on significant inputs that market participants would consider, which mainly include revenue growth rate, operating margin, discount rate and adjustments for lack of control.

  The rationale for this transaction is to enable the Company to increase user acquisition and engagement. The Company believes the acquisition will help to provide the Company with access to mobile users. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of UCWeb and the Company, the assembled workforce and the future development initiatives of the assembled workforce to enhance the mobile offerings of the Company beyond e-commerce.

(e)   Acquisition of Alibaba Pictures Group Limited (formerly known as ChinaVision Media Group Ltd.) ("Alibaba Pictures")

  In June 2014, the Company completed an investment in newly issued ordinary shares representing an approximately 60% equity interest in Alibaba Pictures. Alibaba Pictures is a producer of movies and television programs in the PRC that is listed on the Hong Kong Stock Exchange.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

4.     Significant acquisition and equity transactions (Continued)

  The total purchase price consisted of cash consideration of HK$6,244 million (RMB4,955 million). The allocation of the purchase price at the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	5,499
Amortizable intangible assets (ii)
User base and customer relationships	4
Trade names, trademarks and domain names	98
Others	64
Goodwill	2,611
Deferred tax liabilities	(17)
Noncontrolling interests (iii)	(3,304)

Total	4,955

  (i)
  Net assets comprise cash consideration of RMB4,955 million.

  (ii)
  Acquired amortizable intangible assets have estimated amortization periods not exceeding three years and a weighted-average amortization period of 2.2 years

  (iii)
  The Company made reference to the traded market price of the shares of Alibaba Pictures in measuring the fair value of the noncontrolling interest. However, with the consideration of the announcement of Alibaba Pictures on August 14, 2014 relating to possible insufficient provision for impairments of certain assets and possible non-compliant accounting treatments for accounting periods prior to the completion of the acquisition of Alibaba Pictures and the suspension of trading of the shares of Alibaba Pictures concurrent with the announcement, the Company determined that the traded market price as of the acquisition date did not appropriately reflect the aforementioned circumstances which had already existed as of the acquisition date and therefore was not a reliable estimate of the fair value of the noncontrolling interest. Alternatively, the Company believes its investment in the newly issued ordinary shares of Alibaba Pictures was an arm's length transaction which provided a more reliable basis to estimate the fair value of the noncontrolling interest.

  The accounting for this acquisition will be finalized within a 12-month period from the completion of the acquisition and the Company will retrospectively adjust the provisional amounts recognized above to reflect new information obtained about facts and circumstances that existed as of the acquisition date.

  The rationale for this transaction is to enable the Company to expand its products and services. The Company believes the acquisition will help to advance the Company's vision of making digital media entertainment available to its customers. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Alibaba Pictures and the Company, the assembled workforce and their knowledge and experience in the entertainment and media industry in the PRC.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

4.     Significant acquisition and equity transactions (Continued)

(f)   Acquisition of AutoNavi Holdings Limited ("AutoNavi")

  In July 2014, the Company completed an acquisition of all of the issued and outstanding shares of AutoNavi that the Company did not previously own. Prior to this transaction, AutoNavi was an equity investee which was 28% owned by the Company with a carrying amount of RMB1,663 million. AutoNavi is a provider of digital map content and navigation and location-based solutions in the PRC that was listed on the Nasdaq Global Select Stock Market ("Nasdaq"). Following the completion of the transaction, AutoNavi became a wholly-owned subsidiary of the Company and the listing of the American depositary shares of AutoNavi on Nasdaq was withdrawn.

  The total cash consideration of US$1,032 million (RMB6,348 million) was paid upon the closing of the transaction. The allocation of the purchase price at the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired	2,247
Amortizable intangible assets (i)
User base and customer relationships	255
Trade names, trademarks and domain names	249
Developed technology and patents	1,387
Goodwill	4,441
Deferred tax liabilities	(284)

Total	8,295

Total purchase price comprised of:
- cash consideration	6,348
- fair value of previously held equity interests	1,947

Total	8,295

  (i)
  Acquired amortizable intangible assets have estimated amortization periods not exceeding four years and a weighted-average amortization period of 3.0 years

  A gain of RMB284 million was recognized in relation to the revaluation of previously held equity interest related to the step acquisition of AutoNavi in interest and investment income, net in the interim consolidated income statements for the six months ended September 30, 2014. As AutoNavi was a publicly listed company prior to this step acquisition, the fair value of the previously held equity interest was estimated based on the market price upon the completion of the transaction, with an adjustment made to remove the effect of control premium embedded in the transaction price.

  The rationale for this transaction is to enable the Company to expand its products and services. The Company believes the acquisition will help to develop and provide online-to-offline/offline-to-online commerce and location-based services to its mobile commerce user base. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of AutoNavi and the Company, the assembled workforce and the future development initiatives of the assembled workforce to enhance the mobile offerings of the Company beyond e-commerce.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

4.     Significant acquisition and equity transactions (Continued)

(g)   Other acquisitions

  During the six months ended September 30, 2014, the Company acquired the remaining interest of another company for a cash consideration of RMB293 million. The transaction resulted in RMB110 million of amortizable intangible assets and RMB296 million of goodwill. A loss of RMB61 million in relation to the revaluation of previously held equity interest was recognized in the interim consolidated income statements for the six months ended September 30, 2014.

  Pro forma results of operations for the acquisitions described above have not been presented because they are not material to the consolidated income statements, either individually or in aggregate.

5.     Revenue

  Revenue breakdown is as follows:

	Six months ended September 30,
	2013	2014
	(in millions of RMB)
China commerce
Retail (i)
Online marketing services	12,752	16,656
Commission	4,027	8,303
Others	533	449

	17,312	25,408
Wholesale (ii)	1,094	1,499

Total China commerce	18,406	26,907

International commerce
Retail (iii)	389	777
Wholesale (iv)	1,904	2,309

Total international commerce	2,293	3,086

Cloud computing and Internet infrastructure (v)	364	521
Others (vi)	665	2,086

Total	21,728	32,600

  (i)
  Revenue from China commerce retail is primarily generated from the Company's China retail marketplaces.
  (ii)
  Revenue from China commerce wholesale is primarily generated from 1688.com and includes fees from memberships and value-added services and online marketing services revenue.
  (iii)
  Revenue from International commerce retail is primarily commission revenue generated from AliExpress.
  (iv)
  Revenue from International commerce wholesale is primarily generated from Alibaba.com and includes fees from memberships and value-added services and online marketing services revenue.
  (v)
  Revenue from cloud computing and Internet infrastructure is primarily generated from the provision of services, such as data storage, elastic computing, database and large scale computing services, as well as web hosting and domain name registration.
  (vi)
  Other revenue mainly represents interest income generated from micro loans.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

6.     Other income, net

	Six months ended September 30,
	2013	2014
	(in millions of RMB)
Government grants (i)	101	98
Royalty fee and software technology services fee charged to Alipay (Note 18)	389	958
Others	140	33

Total	630	1,089

  (i)
  Government grants mainly represent amounts received from central and local governments in connection with the Company's investments in local business districts and contributions to technology development.

7.     Income tax

  Composition of income tax expenses

	Six months ended September 30,
	2013	2014
	(in millions of RMB)
Current income tax expense	680	2,035
Deferred taxation	548	749

	1,228	2,784

  Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed. The Company's subsidiaries incorporated in Hong Kong were subject to the Hong Kong profits tax rate at 16.5% for the six months ended September 30, 2013 and 2014.

  Current income tax expense primarily represented the provision for PRC Enterprise Income Tax ("EIT") for subsidiaries operating in the PRC. These subsidiaries are subject to EIT on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant tax laws, rules and regulations in the PRC.

  Under the PRC Enterprise Income Tax Law (the "EIT Law"), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In addition, the EIT Law provides for, among others, a preferential tax rate of 15% for enterprises qualified as High and New Technology Enterprises. Further, certain subsidiaries were recognized as having status as a Software Enterprise and thereby entitled to enjoy full exemption from EIT for two years beginning with their first profitable year, a 50% reduction for the subsequent three years. Furthermore, a duly recognized Key Software Enterprise within China's national plan can enjoy a preferential EIT rate of 10%. The Key Software Enterprise status is subject to review by the relevant authorities every two years, including by the State Administration for Taxation. The timing of the annual review and notification by the relevant authorities may vary from year to year, and the related tax adjustments in relation to the change in applicable EIT rate are accounted for in the period in which the Key Software Enterprise status is recognized.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

7.     Income tax (Continued)

  The tax status of the major profitable subsidiaries of the Company with taxable profits is described below:

  •
  Alibaba (China) Technology Co., Ltd. ("Alibaba China"), an entity primarily engaged in the operations of the Company's wholesale marketplaces, was recognized as a High and New Technology Enterprise and Key Software Enterprise during the taxation years of 2013 and 2014, and was thereby entitled to an EIT rate of 10% during these taxation years. However, the financial statements for the six months ended September 30, 2013 did not reflect the tax adjustments related to the recognition of Alibaba China as a Key Software Enterprise because the Company did not receive the relevant notification until December 2013. Therefore, Alibaba China was subject to an EIT rate of 15% in the financial statements in respect of such period.

  •
  Taobao (China) Software Co., Ltd. ("Taobao China"), an entity primarily engaged in the operations of Taobao Marketplace, was recognized as a High and New Technology Enterprise and has been granted the Software Enterprise status and is thereby entitled to enjoy an income tax exemption for two years beginning with its first profitable year in the taxation year of 2010, and a 50% reduction for the subsequent three years starting in the taxation year of 2012. In addition, Taobao China was recognized as a Key Software Enterprise during the taxation years of 2013 and 2014 and was thereby subject to an EIT rate of 10% during such taxation years. However, the financial statements for the six months ended September 30, 2013 did not reflect the tax adjustments related to the recognition of Taobao China as a Key Software Enterprise because the Company did not receive the relevant notification until December 2013. Therefore, Taobao China was subject to an EIT rate of 12.5% in the financial statements in respect of such period.

  •
  Zhejiang Tmall Technology Co., Ltd. ("Tmall China"), an entity primarily engaged in the operations of Tmall, was recognized as a High and New Technology Enterprise and has been granted the Software Enterprise status and is thereby entitled to enjoy an income tax exemption for two years beginning with its first profitable year in taxation year of 2012, and a 50% reduction for the subsequent three years starting in taxation year of 2014. Accordingly, Tmall China was exempted from EIT during the taxation year of 2013 and entitled to an EIT rate of 12.5% during the taxation year of 2014.

  Most of the remaining PRC entities of the Company are subject to EIT at 25% for the six months ended September 30, 2013 and 2014.

  Pursuant to the EIT Law, a 10% withholding tax is levied on dividends declared by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable if direct foreign investors with at least 25% equity interest in the PRC company are incorporated in Hong Kong and meet the conditions or requirements pursuant to the tax arrangement between the PRC and Hong Kong. Since the equity holders of the major subsidiaries of the Company are Hong Kong incorporated companies, the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As of September 30, 2014, the amounts accrued in deferred tax liabilities relating to withholding tax on dividends were determined on the basis that 100% of the distributable reserves of the major subsidiaries operating in the PRC will be distributed as dividends.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

8.     Share-based awards

(a)   Share options relating to ordinary shares of the Company

  A summary of changes in the share options relating to ordinary shares granted by the Company during the six months ended September 30, 2014 is as follows:

	Number of share options	Weighted average exercise price	Weighted average remaining contractual life
		US$	(in years)
Outstanding at April 1, 2014	13,345,902	13.86	4.1
Granted	13,603,000	56.10
Exercised	(4,047,095)	11.15
Cancelled/forfeited/expired	(274,375)	15.40

Outstanding at September 30, 2014 (i)	22,627,432	39.72	6.2

Vested and exercisable at September 30, 2014	1,034,890	8.42	2.5
Vested and expected to vest at September 30, 2014 (ii)	21,159,556	41.58	6.4
  (i)
  Outstanding options as of September 30, 2014 include 5,770,573 unvested options early exercised.
  (ii)
  The expected to vest share options are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding share options, including early exercised options.

  As of September 30, 2014, 527,840 outstanding share options were held by non-employees. These share options are subject to re-measurement through each vesting date to determine the appropriate share-based compensation expense.

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes model and the assumptions below:

Six months ended September 30, 2014
Risk-free interest rate (i)	1.41%-1.99%
Expected dividend yield (ii)	0.00%
Expected life (years) (iii)	4.25-5.75
Expected volatility (iv)	36.4%-40.8%
  (i)
  Risk free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share options in effect at the time of grant.
  (ii)
  Expected dividend is assumed to be 0% as the Company has no history or expectation of paying a dividend on its ordinary shares.
  (iii)
  Expected life of share options is based on the average between the vesting period and the contractual term for each grant.
  (iv)
  Expected volatility is assumed based on the historical volatility of the Company's comparable companies in the period equal to the expected life of each grant.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

8.     Share-based awards (Continued)

  As of September 30, 2014, there were RMB1,938 million of unamortized compensation costs related to these outstanding share options, net of expected forfeitures and after re-measurement applicable to share options granted to non-employees.

(b)   Restricted shares and RSUs relating to ordinary shares of the Company

  A summary of the changes in the restricted shares and RSUs related to ordinary shares granted by the Company during the six months ended September 30, 2014 is as follows:

	Number of restricted shares and RSUs	Weighted- average grant- date fair value
		US$
Awarded and unvested at April 1, 2014	42,767,087	17.87
Granted	38,593,826	57.51
Vested	(5,862,473)	17.32
Cancelled/forfeited	(2,626,802)	25.28

Awarded and unvested at September 30, 2014	72,871,638	38.64

Expected to vest at September 30, 2014 (i)	66,634,567	38.50
  (i)
  Restricted shares and RSUs expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding restricted shares and RSUs.

  As of September 30, 2014, 7,403,140 outstanding RSUs were granted to non-employees. These awards are subject to re-measurement through each vesting date to determine the appropriate share-based compensation expense.

  As of September 30, 2014, there was RMB14,323 million of unamortized compensation cost related to these outstanding restricted shares and RSUs, net of expected forfeitures and after re-measurement applicable to these awards granted to non-employees.

(c)   Share-based awards relating to Ant Financial Services

  In March 2014, Junhan, the general partner of which is controlled indirectly by a shareholder of the Company and a major equity holder of Ant Financial Services, made a grant of certain share-based awards similar to share appreciation awards linked to the valuation of Ant Financial Services to most of the employees of the Company. The vesting of such awards is conditional upon the fulfillment of requisite service conditions to the Company, and such awards will be settled in cash by Junhan upon their disposal by the holders. Junhan has the right to repurchase the vested awards from the holders upon an initial public offering of Ant Financial Services or the termination of the employment of the employees with the Company at a price to be determined based on the then fair market value of Ant Financial Services. The Company has no obligation to reimburse Junhan, Ant Financial Services or its subsidiaries for the cost associated with these awards.

  For accounting purposes, the cost relating to such share-based awards granted by the shareholder through Junhan is recognized by the Company as a shareholder contribution as the award will ultimately be settled in

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

8.     Share-based awards (Continued)

  cash by Junhan. The award is accounted for as a financial derivative and initially measured at its fair value, and the related expense will be recognized over the requisite service period in the consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of the award are recorded in the consolidated income statements through the date on which the underlying award is settled by Junhan.

(d)  Partner Capital Investment Plan relating to ordinary shares of the Company

  In July 2013, the Company offered selected members of the Alibaba Partnership subscription rights to acquire restricted shares of the Company. These rights and the underlying restricted shares are only subject to a non-compete provision but not other vesting conditions (employment or otherwise) and they entitle the holders to purchase restricted shares at US$14.50 per share during a four-year period. Upon the exercise of such rights, the underlying ordinary shares may not be transferred for a period of eight years from the date of subscription of the relevant rights. The number of ordinary shares underlying these rights is 18,000,000 shares, of which the rights to subscribe for 5,000,000 shares were offered to a management member of the Company who is holding such rights on behalf of future members of the Alibaba Partnership.

  In July 2014, the Company repurchased 5,000,000 of the rights from the management member at their original subscription price. Following the repurchase, the Company offered 1,500,000 of these rights to new members of the Alibaba Partnership under the same term, of which the subscription price of RMB37 million was payable by the new members of the Alibaba Partnership as of September 30, 2014.

  These rights were accounted for as a noncontrolling interest of the Company as such rights were issued by the subsidiaries and classified as equity at the subsidiary level. In connection with the excess of the entire fair value of these rights offered to the new members of the Alibaba Partnership over the initial subscription price, share-based compensation expense was recognized for the six months ended September 30, 2014.

  The fair value of each right to acquire restricted shares is estimated on the subscription date using the Black-Scholes model and the assumptions below:

Six months ended September 30, 2014
Risk-free interest rate (i)	1.50%
Expected dividend yield (ii)	0%
Expected life (years) (iii)	4.00
Expected volatility (iv)	38.1%
Discount for post-vesting sale restrictions (v)	35.0%
  (i)
  Risk free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share-based awards in effect at the time of grant.
  (ii)
  Expected dividend is assumed to be 0% as the Company has no history or expectation of paying a dividend on its ordinary shares.
  (iii)
  Expected life of the rights is based on management's estimate on timing of redemption for ordinary shares by the participants.
  (iv)
  Expected volatility is assumed based on the historical volatility of the Company's comparable companies in the period equal to expected life of each right.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

8.     Share-based awards (Continued)

  (v)
  Discount for post-vesting sale restrictions applied on the underlying ordinary shares takes into consideration the restriction on sales of eight years.

(e)   Share-based compensation expense by function

	Six months ended September 30,
	2013	2014
	(in millions of RMB)
Cost of revenue	398	1,748
Product development expenses	340	945
Sales and marketing expenses	91	235
General and administrative expenses	431	1,155

Total	1,260	4,083

9.     Earnings per share

  Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, adjusted for outstanding ordinary shares that are subject to repurchase.

  For the calculation of diluted earnings per share, net income attributable to ordinary shareholders for basic earnings per share is adjusted by the effect of dilutive securities, including share-based awards, under the treasury stock method. In addition, the computation of the diluted earnings per share assumes the conversion of Convertible Preference Shares throughout the six months ended September 30, 2013 and 2014. The Company does not have any potentially dilutive securities where their inclusion in the calculation of diluted earnings per share would be anti-dilutive for the periods presented.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

9.     Earnings per share (Continued)

  The following table sets forth the computation of basic and diluted net income per share for the following periods:

	Six months ended September 30,
	2013	2014
	(in millions of RMB, except share data and per share data)
Numerator:
Net income attributable to ordinary shareholders for computing net income per ordinary share – basic	9,267	15,320
Reversal of accretion upon assumed conversion of Convertible Preference Shares	16	15
Dividend eliminated upon assumed conversion of Convertible Preference Shares	104	97

Net income attributable to ordinary shareholders for computing net income per ordinary share – diluted	9,387	15,432
Shares (denominator):
Weighted average number of shares used in calculating net income per ordinary share – basic (million shares)	2,166	2,218
Adjustments for dilutive share options and RSUs (million shares)	54	108
Conversion of Convertible Preference Shares (million shares)	91	85

Weighted average number of shares used in calculating net income per ordinary share – diluted (million shares)	2,311	2,411
Net income per ordinary share – basic (RMB)	4.28	6.91

Net income per ordinary share – diluted (RMB)	4.06	6.40

Net income per ordinary share – basic (US$)	0.70	1.13

Net income per ordinary share – diluted (US$)	0.66	1.04

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

10.   Investment securities and fair value disclosure

	As of September 30, 2014
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Fair value
	(in millions of RMB)
Assets
Trading securities:
Listed equity securities	549	103	(60)	—	592
Financial derivatives	28	164	(1)	—	191
Equity fund	185	23	—	—	208
Available-for-sale securities:
Listed equity securities and other treasury investments	3,981	643	(163)	—	4,461
Held-to-maturity investment securities	1,854	—	—	—	1,854
Convertible bonds accounted for under the fair value option	3,985	153	(307)	—	3,831

	10,582	1,086	(531)	—	11,137

  During the six months ended September 30, 2013 and 2014, gross realized gain of RMB92 million and RMB47 million and gross realized loss of RMB91 million and RMB52 million from disposals of investment securities were recognized in the interim consolidated income statements, respectively. During the same periods, no impairment loss was charged in the interim consolidated income statements as a result of other than temporary decline in value related to listed equity and fixed income securities.

  The carrying amount of long-term held-to-maturity investment securities approximates their fair value due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 -	Valuations based on unadjusted quoted prices for identical assets and liabilities in active markets.
Level 2 -	Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3 -	Valuations based on unobservable inputs reflecting assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

  Fair value of fixed deposits, corporate bonds, fixed income funds and listed equity securities are based on quoted prices in active markets for identical assets or liabilities. All other financial instruments, such as derivative instruments, were valued based on quoted market prices of similar instruments and other significant inputs derived from or corroborated by observable market data.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

10.   Investment securities and fair value disclosure (Continued)

  The following table summarizes the Company's assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

	As of September 30, 2014
	Level 1	Level 2	Level 3	Total
	(in millions of RMB)
Assets
Short-term investments	21,822	—	—	21,822
Restricted cash	2,477	—	—	2,477
Trading securities:
Listed equity securities	592	—	—	592
Financial derivatives	—	191	—	191
Equity fund	208	—	—	208
Available-for-sale securities:
Listed equity securities and other treasury investments	4,256	205	—	4,461
Interest rate swaps	—	155	—	155
Convertible bonds accounted for under the fair value option	—	—	3,831	3,831

	29,355	551	3,831	33,737

Liabilities
Contingent consideration in relation to investments and acquisitions	—	—	1,216	1,216

  In September 2014, the Company entered into a share purchase agreement with Beijing Shiji Information Technology Co., Ltd. ("Shiji Information"), pursuant to which the Company agreed to invest in newly issued ordinary shares which represent a 15% ownership interest in Shiji Information. Shiji Information, a company that is listed on Shenzhen Stock Exchange, is primarily engaged in the development and sale of hotel information management system software, system integration and technical service. The total cash consideration is expected to approximate RMB2,810 million. The completion of this transaction is subject to a number of customary closing conditions.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

11.   Prepayments, receivables and other assets

	As of March 31,	As of September 30,
	2014	2014
	(in millions of RMB)
Current:
Deferred direct selling costs (i)	810	807
Interest receivables	231	224
Amounts due from related companies (iii)	2,160	2,252
Accounts receivable, net of allowance	269	722
Deposits for the acquisition on land use rights	211	—
Deferred tax assets	191	220
Prepaid cost of revenue, sales and marketing expenses and others	134	243
Employee loans and advances (ii)	109	263
Prepaid staff costs and individual income tax withholding tax	49	26
VAT receivables (iv)	78	2,209
Advances to customers	43	61
Others	394	917

	4,679	7,944

Non-current:
Prepayment for acquisition of property and equipment	1,099	2,738
Employee loans (ii)	503	544
Interest rate swaps	138	155
Deferred direct selling costs (i)	144	148
Deferred tax assets	66	76
Others	137	874

	2,087	4,535

  (i)
  The Company is obligated to pay certain costs upon the receipt of membership fees from merchants or other customers, which primarily consist of sales commissions. The membership fees are initially deferred and recognized as revenue in the consolidated income statements in the period in which the services are rendered. As such, the related costs are also initially deferred and recognized in the consolidated income statements in the same period as the related service fees are recognized.
  (ii)
  Employee loans mainly represent full recourse, interest-bearing share purchase, option exercise and tax loans, with a term of four to five years, to employees of the Company and its related companies in order to finance their purchase of ordinary shares, exercise of options underlying the ordinary shares as well as payment of related personal taxes. Such employee loans are pledged by ordinary shares owned by the employees and carried at market rates. The balance also includes an interest-free loan program, with a term of five years, to eligible employees for purchase of their first residential properties.
  (iii)
  Amounts due from related parties primarily represent balances arising from the transactions with Ant Financial Services. The balances are unsecured, interest free and repayable within the next twelve months.
  (iv)
  VAT receivables as of September 30, 2014 mainly represent VAT receivables from relevant PRC tax authorities arising from the export-related services provided by OneTouch.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

12.   Investment in equity investees

	Cost method	Equity method	Total
	(in millions of RMB)
Balance at April 1, 2014	13,589	4,077	17,666
Additions and transfers (ii)	3,500	15,376	18,876
Share of results and other comprehensive income (i)	—	(436)	(436)
Less: disposals and transfers (ii)	(9,476)	(577)	(10,053)
Foreign currency translation adjustments	15	8	23

Balance at September 30, 2014	7,628	18,448	26,076

  (i)
  Total share of results and other comprehensive income for the six months ended September 30, 2014 excludes the fair value adjustment of contingent consideration of RMB60 million related to an equity investee.
  (ii)
  Transfers during the period primarily relate to the step acquisitions of OneTouch (Note 4(c)), UCWeb (Note 4(d)), AutoNavi (Note 4(f)), as well as an additional investment in Weibo (Note 12(a)).

  As of September 30, 2014, the cost method investments with an aggregate carrying amount of RMB1,841 million have appreciated in value and the Company estimated the fair value to approximate RMB4,915 million. For certain other cost method investments with carrying amounts of RMB5,787 million, the Company identified no events or changes in circumstances that may have a significant adverse effect on the fair values of the investments and determined that it is not practicable to estimate their fair values.

  During the six months ended September 30, 2014, the Company completed several investments in equity investees. Details of the significant investments are as follows:

(a)   Investment in Weibo Corporation ("Weibo")

  In April 2014, in connection with Weibo's initial public offering, the Company acquired additional shares of Weibo for an aggregate purchase price of US$449 million (RMB2,764 million) pursuant to the option to increase the equity interest by the Company in Weibo to approximately 30% on a fully-diluted basis (including the shares to be issued in connection with Weibo's initial public offering). Weibo is a social media platform in the PRC that is listed on the Nasdaq. All preferred shares previously held by the Company were automatically converted into ordinary shares upon completion of Weibo's initial public offering. Prior to the transaction, Weibo was an equity investee accounted for under the cost method in which the Company initially acquired an 18% equity interest on a fully-diluted basis in April 2013. After the transaction, such investment is accounted for under the equity method. Out of the total purchase consideration, which included the cash purchase price and the carrying amount of the previously held interest in Weibo, RMB1,126 million was allocated to amortizable intangible assets, RMB3,978 million was allocated to goodwill, RMB282 million was allocated to deferred tax liabilities and RMB1,548 million was allocated to net assets acquired.

(b)   Investment in Alibaba Health Information Technology Limited (formerly known as CITIC 21CN Company Limited) ("Alibaba Health")

  In April 2014, the Company completed an acquisition of newly issued ordinary shares representing an effective equity interest of approximately 38% in Alibaba Health. Alibaba Health, a company that is listed on the Hong Kong Stock Exchange, is primarily engaged in the business of developing product identification, authentication and tracking system for pharmaceutical and medical products in the PRC. The cash consideration of HK$932 million (RMB741 million) was paid upon the closing of the transaction. Such

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

12.   Investment in equity investees (Continued)

  investment is accounted for under the equity method. Out of the total purchase consideration, RMB100 million was allocated to amortizable intangible assets, RMB157 million was allocated to goodwill, RMB25 million was allocated to deferred tax liabilities and RMB509 million was allocated to net assets acquired.

(c)   Investment in Youku Tudou Inc. ("Youku Tudou")

  In May 2014, the Company completed an acquisition of ordinary shares representing an effective equity interest of 16.5% on a fully-diluted basis in Youku Tudou. Youku Tudou, a company that is listed on the New York Stock Exchange, is one of the Internet television companies in the PRC. The cash consideration of US$1,090 million (RMB6,723 million) was paid and the Company appointed one director to Youku Tudou upon the closing of the transaction. Such investment is accounted for under the equity method. Out of the total purchase consideration, RMB918 million was allocated to amortizable intangible assets, RMB4,158 million was allocated to goodwill, RMB230 million was allocated to deferred tax liabilities and RMB1,877 million was allocated to net assets acquired.

(d)  Investment in Guangzhou Evergrande Football Club ("Evergrande FC")

  In July 2014, the Company completed an investment in newly issued share capital representing a 50% ownership interest in Evergrande FC. Evergrande FC is one of the most popular soccer teams in the PRC and the PRC's first ever winner of the Asian Football Confederation Championship League Cup. The total cash consideration of RMB1.2 billion was paid upon the closing of the transaction. Such investment is accounted for under the equity method. Out of the total purchase consideration, RMB401 million was allocated to amortizable intangible assets, RMB310 million was allocated to goodwill, RMB100 million was allocated to deferred tax liabilities and RMB589 million was allocated to net assets acquired.

13.   Intangible assets

	As of March 31,	As of September 30,
	2014	2014
	(in millions of RMB)
User base and customer relationships	264	658
Trade names, trademarks and domain names	768	2,012
Developed technology and patents	1,041	3,059
Non-compete agreements	1,050	3,635
Others	—	131
Less: accumulated amortization and impairment	(1,217)	(2,234)

Net book value	1,906	7,261

  Amortization expenses for the six months ended September 30, 2013 and 2014 amounted to RMB74 million and RMB832 million, respectively. During the same periods, no impairment charge was recognized in the interim consolidated income statements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

14.   Goodwill

  The changes in the carrying amount of goodwill for the six months ended September 30, 2014 were as follows:

Amounts
(in millions of RMB)
Balance as of April 1, 2014	11,793
Additions	21,868
Foreign currency translation adjustments	—

Balance as of September 30, 2014	33,661

  Gross goodwill balance was RMB36,481 million as of September 30, 2014. Accumulated impairment loss was RMB2,820 million as of the same dates.

15.   Deferred revenue and customer advances

  Deferred revenue and customer advances primarily represent service fees prepaid by merchants for which the relevant services have not been provided. The respective balances are as follows:

	As of March 31,	As of September 30,
	2014	2014
	(in millions of RMB)
Deferred revenue	4,766	5,381
Customer advances	2,158	2,165

	6,924	7,546
Less: current portion	(6,496)	(7,103)

Non-current portion	428	443

  All service fees received in advance are initially recorded as customer advances. These amounts are transferred to deferred revenue upon commencement of the provision of services by the Company and are recognized in the consolidated income statements in the period in which the services are provided. In general, service fees received in advance are non-refundable after such amounts are transferred to deferred revenue.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

16.   Accrued expenses, accounts payable and other liabilities

	As of March 31,	As of September 30,
	2014	2014
	(in millions of RMB)
Current:
Accrued bonus and staff costs, including sales commission	3,412	5,026
Accrued cost of revenue and sales and marketing expenses	2,046	2,858
Other taxes payable (i)	705	1,347
Payable due to third party marketing affiliates	649	607
Unvested share options exercised	850	604
Accruals for purchases of property and equipment	454	846
Amounts due to related companies (ii)	300	699
Other deposits received	1,156	1,780
Contingent and deferred consideration in relation to investments and acquisitions (iii)	443	395
Liabilities arising from treasury management activities	250	249
Accrued donations	262	308
Accrual for interest expense	402	574
Liability related to cancelled share-based awards upon privatization of Alibaba.com Limited	69	55
Accrued professional services expenses and others	126	564
Others	763	1,486

	11,887	17,398

Non-current:
Contingent and deferred consideration in relation to investments and acquisitions (iii)	54	1,907
Others	18	41

	72	1,948

  (i)
  Other taxes payable represents business tax, value-added tax and related surcharges and PRC individual income tax of employees withheld by the Company.
  (ii)
  Amounts due to related companies primarily represent balances arising from the transactions with Yahoo and the transactions with Ant Financial Services. The balances are unsecured, interest free and repayable within the next twelve months.
  (iii)
  Contingent and deferred consideration in relation to investments and acquisitions primarily represent balances arising from the step acquisitions of OneTouch (Note 4(c)) and UCWeb (Note 4(d)).

17.   Bank borrowings

  Borrowings are recognized initially at fair value, net of upfront fees and other incidental fees incurred. Costs incurred which are directly attributable to the bank borrowings are capitalized and amortized over the estimated term of the facilities using the effective interest method. Upfront fees and other incidental fees paid to the lenders are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the income statements over the estimated term of the facilities using the effective interest method.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

17.   Bank borrowings (Continued)

  Bank borrowings are analyzed as follows:

	As of March 31,	As of September 30,
	2014	2014
	(in millions of RMB)
US$8.0 billion syndicated loan denominated in US$ (i)	30,761	49,220
Long-term other borrowings (ii)	723	1,223
Short-term other borrowings (iii)	1,100	3,767
Less: unamortized upfront fees	(773)	(901)

	31,811	53,309
Less: current portion	(1,100)	(3,767)

Borrowings, non-current portion	30,711	49,542

  (i)
  During the year ended March 31, 2014, the Company completed the drawdown of US$4.0 billion denominated in U.S. dollars under a facility agreement entered into with certain banks which is repayable over a three-year period. Such amount is initially borrowed at a floating interest rate of LIBOR plus 2.25% per annum which was amended to be LIBOR plus 1.75% per annum starting from February 2014. During the same period, the Company completed another drawdown of US$1.0 billion denominated in U.S. dollars under the same facility agreement. The amounts are repayable over a five-year period. Such amount is initially borrowed at floating interest rates of LIBOR plus 2.75% per annum which was amended to be LIBOR plus 2.25% per annum starting from February 2014. In April 2014, the unused facility amount of US$3.0 billion was drawn down. The related floating interest payments are hedged by certain interest rate swaps contracts entered into by the Company. As of September 30, 2014, such outstanding loans are collateralized by certain equity interests in the Company's major subsidiaries and the Company maintained a debt service reserve account collateralized in favor of the lenders in connection with these facilities.

  (ii)
  The weighted average interest rate for all long-term other borrowings for the six months ended September 30, 2014 was 6.51%. Other loans are collateralized by a pledge of certain land use rights, construction in progress and buildings of RMB2,186 million in the PRC as of the same date.

  (iii)
  In May 2014, a subsidiary of the Company in the PRC drew down a loan facility with a financial institution for an amount of RMB1.0 billion. The principal of the loan will be repayable in twelve months from the drawdown date, and may be extended for an additional twelve months at the option of the borrower. The loan facility carries interest at a rate based on the lender's cost of capital, plus a spread of 2.25% or 2.75% per annum during the first and second year of the loan period, respectively. Interest payments will be repayable semi-annually in arrears. There is no collateral or guarantees provided by the Company on this loan facility. This facility is primarily used to expand the capital base of the micro loans business. As of September 30, 2014, the Company also had other short-term borrowings from banks which were repayable within one year or on demand and charged at a weighted average interest rate of 5.45%. Such borrowings primarily consist of loans denominated in Renminbi.

  (iv)
  In August 2014, the Company entered into a loan facility agreement with certain financial institutions for an amount of US$3.0 billion which has not yet been drawn down. The interest rate for this credit facility is calculated based on LIBOR plus an applicable margin. The covenants of this credit facility are substantially the same as those of the US$8.0 billion credit facility described in Note 17(i) above, except

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

17.   Bank borrowings (Continued)

    that the Company is not required to maintain a minimum level of cash in a debt service reserve account. This facility will primarily be used for general corporate and working capital purposes.

  As of September 30, 2014, the borrowings under the credit facilities are due according to the following schedule:

Principal amounts
(in millions of RMB)
Within 1 year	3,767
Between 1 to 2 years	29,752
Between 2 to 3 years	5,875
Between 3 to 4 years	14,816
Between 4 to 5 years	—

54,210

18.   Related party transactions

  During the six months ended September 30, 2013 and 2014, the Company had the following material related party transactions:

  Transactions with Yahoo

	Six months ended September 30,
	2013	2014
	(in millions of RMB)
Royalty fee incurred by the Company	308	433

  Transactions with Ant Financial Services

	Six months ended September 30,
	2013	2014
	(in millions of RMB)
Amount earned by the Company
Royalty fee and software technology services fee	389	958
Reimbursement on options and RSUs	133	120
Other services	17	29

	539	1,107

Amount incurred by the Company
Payment processing fee	1,106	1,576
Other services	20	50

	1,126	1,626

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

19.   Risks and contingencies

(a)
The Company is incorporated in the Cayman Islands and considered as a foreign entity under PRC laws. Due to the restrictions on foreign investment and ownership on the business related to Internet content provision, telecom value-added services, financial services and others, the Company conducts its business through various contractual arrangements with VIEs that are generally owned and controlled by management members of the Company. The VIEs hold the licenses and approvals that are essential for their business operations in the PRC and the Company has entered into various agreements with the VIEs and their equity holders such that the Company has the right to benefit from their licenses and approvals and generally has control of the VIEs. In the Company's opinion, the current ownership structure and the contractual arrangements with the VIEs and their equity holders as well as the operations of the VIEs are in substantial compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws, rules and regulations. Accordingly, the Company gives no assurance that PRC government authorities will not take a view in the future that is contrary to the opinion of the Company. If the current ownership structure of the Company and its contractual arrangements with the VIEs and their equity holders were found to be in violation of any existing or future PRC laws or regulations, the Company's ability to conduct its business could be impacted and the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changes in the PRC laws which may result in deconsolidation of the VIEs.

(b)
The PRC market in which the Company operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Company to operate or invest in online and mobile commerce or other Internet related businesses, representing the principal services provided by the Company, in the PRC. The information and technology industries are highly regulated. Restrictions are currently in place or are unclear regarding what specific segments of these industries foreign owned enterprises, like the Company, may operate. If new or more extensive restrictions were imposed on the segments in which the Company is permitted to operate, the Company could be required to sell or cease to operate or invest in some or all of its current businesses in the PRC.

(c)
The Company's sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Company's assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Company in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance. If such foreign exchange control system prevents the Company from obtaining sufficient foreign currencies to satisfy its currency demands, the Company may not be able to pay dividends in foreign currencies and the Company's ability to fund its business activities that are conducted in foreign currencies could be adversely affected.

(d)
Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, restricted cash and investment securities. As of September 30, 2014, substantially all of the Company's cash and cash equivalents, short-term investments, restricted cash and investment securities were held by major financial institutions located worldwide, including Hong Kong and the PRC. If the banking system or the financial markets deteriorate or remain volatile, the financial institutions and other issuers of financial instruments held by the Company could become insolvent and the markets for these instruments could become illiquid, in which case the Company could lose some or all of the value of its investments.

(e)
In the ordinary course of business, the Company is from time to time involved in legal proceedings and litigation relating to disputes relating to trademarks and other intellectual property, among others. There are

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2013 AND 2014

19.   Risks and contingencies (Continued)

  no legal proceedings and litigations that have in the recent past had, or to the Company's knowledge, are reasonably possible to have, a material impact on the Company's financial positions, results of operations or cash flows. The Company did not accrue any loss contingencies in this respect as of September 30, 2014 as the Company did not consider an unfavorable outcome in any material respects in these legal proceedings and litigations to be probable.

(f)
In September 2012, the Company completed the repurchase of 523 million ordinary shares from Yahoo for a total consideration of US$7.1 billion (RMB44.9 billion). As part of the share repurchase, the Company agreed to reimburse Yahoo in the event PRC tax is imposed on the capital gains earned by Yahoo in connection with the share repurchase, equal to the lesser of (i) one half of the excess of (a) such PRC tax liability over (b) certain tax credits which Yahoo can utilize to reduce the amount of tax imposed in the United States, and (ii) US$100 million (RMB614 million). As of September 30, 2014, given the uncertainty in interpretation of the applicability of PRC tax on the share repurchase, the Company has determined that the amount of such payment is not reasonably estimable. As such, the Company has not accrued for any contingent loss in connection with this arrangement as of September 30, 2014.